                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934*

                                 INSCI CORP.

                              (Name of Issuer)

                                Common Stock

                       (Title of Class of Securities)

                                  45765T106

                               (CUSIP Number)

                               Robert M. Mule
                            Reid and Riege, P.C.
                              One State Street
                         Hartford, Connecticut 06103
                                860-240-1010
                        -----------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                April 9, 1998
                                -------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages

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Schedule 13D
CUSIP No. 45765T106

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(1) NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Thomas P. Farkas

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
        (a) [_]
        (b) [_]

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(3) SEC USE ONLY


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(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00 (conversion of preferred stock)

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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e): [_]


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(6) CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

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NUMBER OF SHARES     (7)    SOLE VOTING POWER          1,696,962
BENEFICIALLY OWNED   (8)    SHARED VOTING POWER        0
BY EACH REPORTING    (9)    SOLE DISPOSITIVE POWER     1,696,962
PERSON WITH:         (10)   SHARED DISPOSITIVE POWER   0

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,696,962

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [_]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.1%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN

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                              Page 2 of 6 Pages

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REPORTING PERSON:   Thomas P. Farkas
ISSUER:             INSCI CORP.
CUSIP NUMBER:       45765T106

Item 1.   Security and Issuer.

       This Schedule is filed with respect to the Common Stock, $0.01 par value (the "Common Stock"), of INSCI Corp. (the "Issuer"). The principal executive offices of the Company is Two Westborough Business Park, Westborough, Massachusetts 01581.

Item 2.   Identity and Background.

     (a) This Schedule is filed on behalf of Thomas P. Farkas (the "Reporting Person").

     (b) Reporting Person's business address is in care of Dynamic Controls Corporation, 8 Nutmeg Road South, Post Office Box 73, South Windsor, Connecticut 06074.

     (c) The present principal occupation of Reporting Person is President of Dynamic Controls Corporation ("Dynamic"). The principal business of Dynamic is a holding company. The address of Dynamic is 8 Nutmeg Road South, Post Office Box 73, South Windsor, Connecticut 06074.

     (d) During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Reporting Person is a United States Citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Reporting Person has been a holder of common and preferred stock of the Issuer for a period of time. The transaction giving rise to the filing of this Schedule 13D was Reporting Person's conversion of his preferred stock holdings in the Issuer into 1,321,039 shares of the Issuer's Common Stock.

Item 4.   Purpose of Transaction.

     Reporting Person's acquisition of the Issuer's securities, including the shares of Common Stock described in Item 3, was and is for investment purposes. Reporting Person has no present plans or proposals which would relate to or would result in:


                              Page 3 of 6 Pages

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REPORTING PERSON:   Thomas P. Farkas
ISSUER:             INSCI CORP.
CUSIP NUMBER:       45765T106

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) After giving effect to the transaction described in item 3, the aggregate number of shares of Common Stock beneficially owned by Reporting Person is 1,696,962 or approximately 26.1% of the issued and outstanding shares of Common Stock. The shares beneficially owned by Reporting Person include 38,000 shares of Common Stock which may be acquired pursuant to warrants to purchase Common Stock owned by Reporting Person.

     (b) The number of shares of Common Stock as to which Reporting Person has the sole power to vote, to direct the vote, to dispose and to direct the disposition is 1,696,962


                              Page 4 of 6 Pages

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REPORTING PERSON:   Thomas P. Farkas
ISSUER:             INSCI CORP.
CUSIP NUMBER:       45765T106

          shares, and the number of shares of Common Stock as to which Reporting Person shares the power to vote, to direct the vote, to dispose and to direct the disposition is 0.

     (c) Except for the transaction described in item 3 and 4, there have been no other transactions in the Common Stock that were effected by Reporting Person during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any person with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          None.


                              Page 5 of 6 Pages

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REPORTING PERSON:   Thomas P. Farkas
ISSUER:             INSCI CORP.
CUSIP NUMBER:       45765T106

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 16, 1998
                                        ----------------------------------------
                                                         (Date)



                                        /S/Thomas P. Farkas
                                        ----------------------------------------
                                                       (Signature)



                                        Thomas P. Farkas
                                        ----------------------------------------


                              Page 6 of 6 Pages